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                              April 14, 2023

       Peter Wolfe
       Chief Financial Officer
       ZyVersa Therapeutics, Inc.
       2200 N. Commerce Parkway , Suite 208
       Weston, FL 33326

                                                        Re: ZyVersa
Therapeutics, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed April 5, 2023
                                                            File No. 333-269442

       Dear Peter Wolfe:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1 filed April 5,
2023

       Cover Page

   1. We note that the fifth paragraph of the cover page states: "There is no arrangement for funds to be received in
escrow, trust or similar arrangement." This statement is
                                                        inconsistent with your
revised disclosure in the sixth paragraph indicating that all investor funds will be held in
escrow at Continental Stock Transfer & Trust until enough securities have been sold to
redeem all of the PIPE Shares. Please reconcile these disclosures.
   2. We note your statement on the cover page that the offering will be completed no later than two business days
following its commencement; however, we also note your statements on page 6 that the
offering will continue through and until you sell at least $10.4 million of securities and the
implication that you could choose to extend the offering if you do not sell the amount
required to redeem the PIPE shares. Please revise your disclosure on the
 Peter Wolfe
ZyVersa Therapeutics, Inc.
April 14, 2023
Page 2
      cover page to clearly indicate the date the offering will end, at which time funds held in escrow would be returned if the minimum offering amount is not sold. Refer to Item
      501(b)(8)(iii) of Regulation S-K.
General

3. We note your disclsoure on page 133 that you and the placement agents have agreed that all funds received from the sale of the securities registered in this offering will be promptly deposited in a non-interest bearing escrow account maintained by Continental Stock Transfer & Trust, as escrow agent for the investors in the
      offering. Please file the escrow agreement as an exhibit to your registration statement or tell us why you believe such agreement is not required to be filed. Refer to Item
      601(b)(10) of Regulation S-K.
      You may contact Lauren Sprague Hamill at 303-844-1008 or Laura Crotty at 202-551-
7614 with any questions.



                                                            Sincerely,
FirstName LastNamePeter Wolfe
                                                            Division of
Corporation Finance
Comapany NameZyVersa Therapeutics, Inc.
                                                            Office of Life
Sciences
April 14, 2023 Page 2
cc:       Jared Kelly
FirstName LastName